Exhibit 99.1
Shinhan Financial Group 2017 Operating Results

On February 7, 2018, Shinhan Financial Group released its operating results for 2017. The following tables reflect the key figures we announced through a fair disclosure. The full IR presentation materials are available at our website (www.shinhangroup.com).

The financial information in this report has been prepared in accordance with Korean International Financial Reporting Standards and is to be audited by our independent auditor. As figures provided have not yet been fully audited by our independent auditor, contents are subject to change in the due course of the auditing process.

1. Operating Results of Shinhan Financial Group (consolidated)

    (KRW million)

Item		4Q 2017	3Q 2017	QoQ Change (%)	4Q 2016	YoY Change (%)
Revenue*	Specified Quarter	11,572,601	7,081,092	63.43	6,850,468	68.93
	Cumulative	38,412,644	26,840,043	-	31,989,732	20.08
Operating Income	Specified Quarter	335,424	1,039,388	-67.73	626,130	-46.43
	Cumulative	3,828,608	3,493,184	-	3,108,642	23.16
Income before Income Taxes	Specified Quarter	220,465	1,080,493	-79.60	633,668	-65.21
	Cumulative	3,796,190	3,575,725	-	3,170,472	19.74
Net Income	Specified Quarter	210,684	828,450	-74.57	614,399	-65.71
	Cumulative	2,948,290	2,737,606	-	2,824,919	4.37
Net Income Attributable to Controlling Interest	Specified Quarter	211,511	817,261	-74.12	612,082	-65.44
	Cumulative	2,917,902	2,706,391	-	2,774,778	5.16

* Represents the sum of interest income, fees and commissions revenues, and other operating revenues

2. Operating Results of Shinhan Bank (consolidated)

(KRW million)

Item		4Q 2017	3Q 2017	QoQ Change (%)	4Q 2016	YoY Change (%)
Revenue*	Specified Quarter	7,252,658	3,272,963	121.59	3,065,339	136.60
	Cumulative	21,222,763	13,970,105	-	16,672,337	27.29
Operating Income	Specified Quarter	83,569	729,600	-88.55	376,487	-77.80
	Cumulative	2,204,363	2,120,794	-	1,958,978	12.53
Income before Income Taxes	Specified Quarter	-24,634	760,187	-103.24	385,008	-106.40
	Cumulative	2,157,747	2,182,381	-	2,028,724	6.36
Net Income	Specified Quarter	15,169	591,662	-97.44	428,899	-96.46
	Cumulative	1,711,233	1,696,064	-	1,940,621	-11.82
Net Income Attributable to Controlling Interest	Specified Quarter	15,090	591,580	-97.45	428,569	-96.48
	Cumulative	1,710,992	1,695,902	-	1,940,256	-11.82

* Represents the sum of interest income, fees and commissions revenues, and other operating revenues

3. Operating Results of Shinhan Card (consolidated)

(KRW million)

Item		4Q 2017	3Q 2017	QoQ Change (%)	4Q 2016	YoY Change (%)
Revenue*	Specified Quarter	1,362,115	1,131,639	20.37	1,114,622	22.20
	Cumulative	5,197,180	3,835,065	-	4,672,819	11.22
Operating Income	Specified Quarter	141,283	194,063	-27.20	226,894	-37.73
	Cumulative	1,163,126	1,021,843	-	919,931	26.44
Income before Income Taxes	Specified Quarter	132,421	192,708	-31.28	224,426	-41.00
	Cumulative	1,148,170	1,015,749	-	910,887	26.05
Net Income	Specified Quarter	121,114	147,903	-18.11	175,142	-30.85
	Cumulative	898,723	777,609	-	707,344	27.06
Net Income Attributable to Controlling Interest	Specified Quarter	133,152	149,462	-10.91	183,286	-27.35
	Cumulative	913,791	780,639	-	715,867	27.65

* Represents the sum of interest income, fees and commissions revenues, and other operating revenues